Battery World 2021 US – Transcript of Live Questions and Answers

Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

Mark Newman (00:00):

Great. Next up, we are going to move to a live Q&A session. We are going to be taking questions from our virtual audience. Just a reminder, if you've just joined, I'm Mark Newman, and I'm going to invite back Qichao Hu, founder and CEO of SES. Again, we're going to be taking questions from the audience. Would to like to invite you to use the Q&A feature on your screen to submit your questions, and we'll answer as many as we can. And while we're giving you a few minutes to put your questions in, I'm going to start off with a few questions of my own.

Mark Newman (00:38):

So Qichao, first question I'd like to start off for you is on all this data transparency that's out there. SES has released a huge amount of data. It's also at Ivanhoe for the due diligence. We did a lot of due diligence. We published a lot of data on the website and SES has further released a lot more data. Now, I'm sure you've had a chance to look at some of your competitors' data. And I'd just like to ask you a question, how do you see your competitors in this NextGen battery technology area stacking up versus SES in terms of the data transparency, data that they've released in terms of transparency, but also in terms of the actual performance metrics released so far?

Dr. Qichao Hu (01:29):

Well, yeah, Mark, I mean, we released more than just data. Actually today, we just released this large battery. So going back to your question about data, it's a really exciting time that we live in, especially in this industry. And there is this global race between car companies, major car companies, and major battery companies to be the first to put next generation lithium metal battery inside a car. So it's a really exciting time and there's a lot of positive competition and then positive momentum. And then we push each other to become better. And there's a lot of great work done by our peers. And in terms of data, yes, we were the first to have a data week and also to publish third-party data. And I'm glad that we encourage the industry to move in the direction of greater transparency, more real data and the tougher standards.

Dr. Qichao Hu (02:26):

I think that's good for the industry in general. And typically, when you evaluate a new battery technology, you really want to show three basic data. One is energy density, basically how big is the battery? What's the capacity, the energy density, Wh/kg, and Wh/L, actual measure number. And then you also want to show some basic performance; cycle life, room temperature, elevated temperature, low temperature, low C-rate, high C-rate, and then safety, various safety tests. So these three are kind of the three basic data that you want to see. And of course, you want to see these three from the same cell design. And we've seen a lot of companies that show two out of the three or one out of the three, or use different cells optimized for different tests, and you really don't want to do that. That's confusing. So, I think it's really good that the industry is heading in the direction of greater transparency, more rigorous standards, and then more real data-based evaluation. So I think it's a good trend that we're heading into.

Battery World 2021 US – Transcript of Live Questions and Answers

Mark Newman (03:39):

Great. Second question I'm going to ask you before I go to the audience questions, I see we're getting a few questions coming in. Second question's a bit tougher. So SES has this unique position of being a US-based company with research in Boston and operations in Asia. So I think investors generally see this as an advantage. I see it as an advantage because SES can leverage a lot of this leading edge research you're doing in Boston with some of the supply chain efficiency in Asia. However, with growing tensions between US and China, how do you see that changing going forwards?

Dr. Qichao Hu (04:25):

Right, so first and foremost, as a company, we want to win. We want to win this race. And I started SES in Boston. Our roots are American. Our core is American. And today we are an American company with a global presence in Boston, Shanghai, Seoul, and Singapore. Four entities. And in Boston, we focus on fundamental science, material science, development, also AI software development. And then in Seoul and Shanghai, we focus more on cell engineering, manufacturing process development, supply chain, and also working with global car companies. And really, if you look at this movement from gasoline to EV, this really is a global movement. And it's a global commitment, and this is a global race, and this is a global ecosystem, and our Boston team, our Shanghai team, our Korea team, they work together really without thinking about nationalities, just work together, solve problems, make this thing work. Lithium metal is incredibly hard. So we focus on solving problems and just try to win the race.

Mark Newman (05:44):

Great. Thanks for that. And we're getting some questions in from the audience. So first question from the audience I'm going to ask is do SES's batteries, your sales and packs require external pressure applied? If so, what is the amount of pressure needed for successful operation?

Dr. Qichao Hu (06:03):

Yes. So lithium metal like most high energy density batteries do require external pressure. The external pressure is not outside of practical range, it's feasible. And then it's something that we can work with car makers to make that happen. So yes, these cells do require external pressure just like all the other high energy density batteries.

Mark Newman (06:34):

Second question coming in, what makes SES cell hybrid solvent in salt liquid electrolyte, plus what, polymer electrolyte? Perhaps you can explain a little bit more on the technology and the differentiation that SES has and what your definition of hybrid means.

Dr. Qichao Hu (06:55):

So, we have a liquid in the cathode, high concentration solvent in salt, liquid electrolyte. It's very safe, has very high [inaudible 00:07:04] efficiency on lithium metal. That's liquid in the cathode, and that is a very key breakthrough. And then on the anode side, we have a protective coating that's more similar to a solid electrolyte. So we have a liquid and a solid. And then we call this a hybrid system.

Mark Newman (07:28):

Great. Those first two questions were from anonymous participants. Please feel free to put your name in if you want to be called out. Next question's from [inaudible 00:07:37] who asks, what was the most contributing technology in scaling Hermes to Apollo, and what would be the obstacles to mass production?

Battery World 2021 US – Transcript of Live Questions and Answers

Dr. Qichao Hu (07:51):

So in terms of scaling, couple of issues. Well, one, this hybrid lithium metal actually about 60% of this is same as lithium ion. So the cathode, the separator, the cell assembly, those are the same. Those can be easily scaled up. The two materials that are unique, one is this high concentration liquid electrolyte, and then another is this thin lithium anode and the protective coating. The high concentration solvent and solvent electrolyte, we actually make the solvent in-house, we design it and we make it. And then we also scale it up in-house. And then, this anode, thin, wide-format lithium anode, this is a key challenge. No one in the world today makes these thin, wide-format lithium anode big enough for these large automotive cells. So we actually had to develop that also working together with our partners, as well as the protective coatings that goes between the separator and the anode. So, those are the key challenges that we solved. And then that allowed us to build these large automotive cells.

Mark Newman (09:01):

Great. Next question we've got from Ravi [Puvvala 00:09:06]. I hope I pronounced your name right. Question is, what role can battery management systems do to extend the range of the battery in terms of life cycles?

Dr. Qichao Hu (09:18):

Yeah, I mean, I think in the BMS, there is a lot of software. For example, you can monitor precisely the capacity and the remaining life and the state of health of each individual cell. Because typically in the vehicle, you have hundreds of these large cells or thousands of the smaller cells and all these cells will have different capacities, different state of health. And then a very sophisticated software can help you balance that and then extend life. And then also the AI software that we are developing, we actually combine the data from manufacturing and the actual data from the consumer, the actual usage, and then combine those data, and then that can give you an even more precise monitoring of the state of health. And then by precisely knowing the state of health, that can help you extend the life of the battery.

Mark Newman (10:26):

And next question, you kind of just touched on it, but the question is very specifically how many Apollo cells would be needed to be placed in a car for presumably for a pure electric vehicle?

Dr. Qichao Hu (10:39):

Yeah. So depends on the size of vehicle. If it's like a large truck, large SUV pickup truck, probably 300 of these cells. If it's a smaller sedan, maybe half of that, depending on the size of the cell, the size of the vehicle.

Mark Newman (10:58):

Great. And next question from Vinny Perez, again, apologies if I pronounced your name wrong, who asks, how do you see miners shifting to lithium metal batteries or the lithium metal anodes, presumably?

Battery World 2021 US – Transcript of Live Questions and Answers

Dr. Qichao Hu (11:16):

Yes. So I think, I mean, today, we are already working with two of the largest lithium mine producers in the world, and there is going to be an increase in demand for lithium metal. And I think you'll see an increase in the mining of lithium metal, but also you'll see an increase in the recycling of lithium metal. Because when there is an increase in demand for lithium metal, people don't just go mine more lithium metal, people try to figure out a way to recycle existing lithium metal because that's cheaper. It is actually more sustainable. So,. you'll see both

Mark Newman (11:57):

Great. Next question coming in on the technology, any cycle life and capacity retention data on this new 107Ah power cell that you announced today?

Dr. Qichao Hu (12:08):

Yeah. So actually, we just build these large cells. We've only done very preliminary capacity check, energy density check. We expect to announce more data sometime next year.

Mark Newman (12:23):

Next question from Jinhua Wang who asks, could you please comment on the lithium metal anode volume change and how SES addresses this issue, presumably talking about the lithium metal anode size change during charge and discharge?

Dr. Qichao Hu (12:42):

Yeah. So this is related to the previous question about the external cell pressure. So lithium metal, whether you start with lithium or you start with anode-free, the cell is going to expand. I cannot disclose the exact amount of swelling, but basically, the way we address that is a combination of separate design inside the cell, pad design between the cell, as well as a module design to accommodate for the volume change.

Mark Newman (13:16):

We've got ton more questions. Let's see how many more we can squeeze in. Next one, what has been your biggest challenge from an engineering perspective and also from a business perspective?

Dr. Qichao Hu (13:29):

So I think from an engineering perspective, I will say one is this wide-format lithium anode is actually really hard. Almost everything here is similar to lithium ion, but the anode, lithium ion anode in the cell is unique. And today, no one makes lithium anode, thin lithium anode this wide. So that's a new feature, but also just in general, biggest engineering challenge, just a lot of details. It's hard to underestimate all the details that go into building a small cell, one layer, three layer, 30 layer, but small cell and a 30 layer, this large cell, and then go from making a few of these to making thousands, tens of thousands, hundreds of thousands of these. Just a lot of small details in the material production, the stacking, the tons of details. The biggest engineering challenge really is in the details.

Dr. Qichao Hu (14:40):

And then in terms of the biggest business challenge is really because this is a new battery chemistry, convincing car makers to give this a try, that takes a long time. A lot of the... I mean, a big part of the biggest challenge is that you're technical. You have to show data, you have to show tons of data, and then be very transparent about what's good, what's not good, and then work with car makers over a long period of time, and then really get them more comfortable from R&D to engineering sample and then A sample, and then so on. So biggest business challenge really is a technical challenge. Just getting car makers, the final you user more and more comfortable with a new battery technology.

Battery World 2021 US – Transcript of Live Questions and Answers

Mark Newman (15:36):

Great. Pedram Jahanian asks, understanding that SES focus is on EV applications with larger sized batteries, but is SES going to continue production of smaller sized batteries as well?

Dr. Qichao Hu (15:54):

Yeah, so today, we build these smaller cells. In the past, we actually used the small cells for drones applications, and we still have some smaller project in that space, but we really want to focus on EV. EV on land, as well as EV in air, flying cars. And I think one, that market is going to grow much faster than we expect, but also for lithium metal really, it's a very exciting application, both in terms of the hardware, this battery, as well as the safety software.

Mark Newman (16:35):

Right. Sure. It's absolutely humongous market for EV batteries. Next question, how does the manufacturing process of lithium metal batteries differ from lithium ion?

Dr. Qichao Hu (16:48):

So for example, if you look at this one, and then we showed earlier in the video, this is made a using stacking process, and this is a pouch cell. So most of the cell assembly process is actually very similar. So basically, we punch the cathode, punch the anode, stack them, fill [inaudible 00:17:06], and then you have this stack pouch cells. The key difference of course the anode, is completely... The manufacturing process of the anode is completely different from the manufacturing process of a lithium ion anode. In the lithium ion anode, you have graphite, silicon, you have slurry mixer, coated, drier calendaring. That's the lithium ion anode process. In the lithium metal anode, you laminate lithium on copper, or you evaporate lithium on coppers. So that part, so the anode is completely different, but then the rest of the cells [inaudible 00:17:45] process is actually very similar to lithium ion.

Mark Newman (17:48):

Yeah, I think this is really what in interested us in Ivanhoe, the similarity to lithium ion battery manufacturing process, and therefore, the speed to commercialization because of that. Next question, he or she left the initials MB, who asks, any plans to develop storage solutions in addition to automotive?

Dr. Qichao Hu (18:14):

Maybe. I think for now we want to focus on automotive applications, portable automotive applications.

Mark Newman (18:22):

Great. I think this is going to have to be because of time we're running out, this is going to have to be the last question from Val Topete. Sorry if I mispronounced your name, who asks, can the SES lithium metal anode battery be used with an LFP cathode?

Battery World 2021 US – Transcript of Live Questions and Answers

Dr. Qichao Hu (18:44):

Yes. Yes. Very good question. So actually, one thing that's interesting about lithium metal is that lithium metal is the anode. You can use different cathodes. You can pair lithium metal with a high nickel cathode. So that would be for premium, longer range vehicles because you would actually increase the range of the vehicle, but you can also pair lithium metal with an LFP cathode. And in fact, when lithium metal pairs with an LFP cathode, you can achieve similar energy density as a high nickel cathode in the lithium ion cell. Now, LFP pure lithium metal, LFP is a much cheaper cathode than a high nickel cathode. So if you can achieve similar energy density, similar range between an LFP pure lithium metal and a high nickel lithium ion, then of course the LFP pure lithium metal is going be a cheaper solution. So lithium metal, depending on what cathode you use, can be used for both premium vehicles, as well as value vehicles, mass market vehicles. So, yes.

Mark Newman (19:56):

I think we're just going to squeeze in one more last question from David Bell who asks, what work is left to do on the 107 am power cell before it is considered an acceptable A sample?

Dr. Qichao Hu (20:11):

A lot. A lot. A lot of testing. I mean, this is our first large lithium metal cell, literally fresh from the oven. We built this just a couple weeks ago. So, lots more testing to do, cycle life, high temperature, low temperature, safety tests, impedance tests, lots of tests. And then we also need to optimize it. We need to test with different cathodes, different electrolyteS, different cell designs, and then test in different temperature, different mechanical pressure, lots of tests to do. So this is the beginning. It's a very exciting beginning. I don't think anyone has shown a real, again, this is not a dummy cell. I'm sitting in front of a real, 100Ah power lithium metal cell. It's a very exciting beginning. So this is one., Also the other part is software. Software actually is a really exciting part.

Dr. Qichao Hu (21:12):

So lithium metal is different from lithium ion. It's going to have different features, different benefits, pros and cons compared to lithium ion. And the users that drive cars powered by lithium metal, will have different behaviors. So we are working with car companies to understand how users will actually use and drive vehicles powered by this new type of batteries. Understanding the new specifications, and then combining that understanding, that data with manufacturing data that we have been collecting. And then putting those together into this safety software that that can monitor the [inaudible 00:21:54] health of this battery inside the vehicle. So lots of work to do.

Mark Newman (21:59):

Great. Thanks. Exciting stuff. So thanks everyone for all the great questions today. We've reached the end of our live Q&A session. If you didn't get the chance to get your question out there today, feel free to go to ses.ai and be also on the lookout for future events from SES in the future. Now, I'm going to hand back the floor to Qichao who will share some final remarks. Qichao, over to you.

Dr. Qichao Hu (22:31):

Yeah. Again, thank you for participating and watching our first SES Better World. And really, we are in the very exciting period in the automotive industry. And there is this global race to be the first to put next generation lithium metal battery inside a car. Every major car company, every major battery company is in this race. And today at our battery world, we show several very exciting stuff. We show the world's largest lithium metal battery, the first a 100Ah lithium metal battery. We also show our Shanghai Giga, the world's largest lithium metal facility. And we also show this very cool video of driving a go-cart powered by our lithium metal batteries. So hopefully, you guys see that we are furthest ahead in this race, and it's a very exciting race and lots of very excellent work done by our peers. And the race is far from over and today we are leading, but the race is far from over and there's a ton of more work to do. And I'm just really excited and humbled to be participating and also leading this race. So thank you very much.

Battery World 2021 US – Transcript of Live Questions and Answers

Additional Information

This communication relates to the proposed business combination between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES Holdings Pte. Ltd. (“SES”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and which has not yet become effective. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed business combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Battery World 2021 US – Transcript of Live Questions and Answers

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.